April 10, 2008

EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0506

Re:           Flexible Purchase Payment Modified
Guaranteed Annuity Contracts
Nationwide Life Insurance Company
SEC File No. 333-49112

Ladies and Gentlemen:

On behalf of Nationwide Life Insurance Company, pursuant to Rule 461 of the Securities Act of 1933, I respectfully request acceleration of the effective date of Post-effective Amendment No. 10 to this Registration Statement on Form S-1.  I desire that this amendment will become effective on May 1, 2008.  As an officer of Nationwide Life Insurance Company, I am aware of my obligations under the federal securities laws.  I am duly authorized to make this request.

Please call Keith W. Hinze at (614) 677-8683 with your questions.

Very truly yours,

/s/ CHARLES M. BREMER
Charles M. Bremer
Associate Vice President, Individual Investments

cc:           Ms. Rebecca Marquigny
Stop 5-6
Office of Insurance Products